UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

JOUNCE THERAPEUTICS, INC.
(Name of Subject Company)

JOUNCE THERAPEUTICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

481116101
(CUSIP Number of Common Stock)

Jacquelyn Fahey Sandell
Chief Legal Officer
Jounce Therapeutics, Inc.
780 Memorial Drive
Cambridge, Massachusetts 02139
(857) 259-3840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher D. Comeau Ropes & Gray LLP 800 Boylston Street Boston, MA 02199 (617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following document related to the proposed acquisition of Jounce Therapeutics, Inc. (the “Company” or “Jounce”), pursuant to the terms of an Agreement and Plan of Merger, dated as of March 26, 2023 (the “Merger Agreement”), among the Company, Concentra Biosciences, LLC, a Delaware limited liability company (“Concentra”), and Concentra Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Concentra (“Merger Sub”):

1)
 Press release, dated April 3, 2023, issued by the Company, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, announcing the termination of the proposed business combination (the “Redx Business Combination”) between the Company and Redx Pharma plc, following the decision by the Company’s board of directors to withdraw the recommendation for the all-share merger transaction with Redx.

 The item listed above was first used or made available on April 3, 2023.

Additional Information and Where to Find It

The tender offer for the shares of common stock of the Company referenced in this Schedule 14D-9C has not yet commenced. This Schedule 14D-9C is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Concentra and its subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Concentra and its subsidiary will file tender offer materials on Schedule TO, and, thereafter, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.
The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company’s common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at https://www.jouncetx.com.

In addition to the Solicitation/Recommendation Statement, Jounce files annual, quarterly and special reports and other information with the SEC, which are available for free at the SEC’s website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9C contains forward-looking statements within the meaning of U.S. federal securities laws, including, without limitation, statements regarding Jounce’s expectations of the outcome of a meeting of stockholders to consider the Redx Business Combination and its resulting plans not to hold a meeting of stockholders to consider the Redx Business Combination, the expected end of the offer period in respect of the Redx Business Combination and the lapsing of such transaction. The words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” and “effort” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this Schedule 14D-9C are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this Schedule 14D-9C, including, without limitation, risks related to the impact of actions of other parties with respect to the proposed transaction with Concentra; the possibility that offer period in respect of the Redx Business Combination does not end and the transaction does not lapse as anticipated; general economic and market conditions and the other risks identified in the Company’s filings with the SEC, including its most recent Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 10, 2023 and subsequent filings with the SEC. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Jounce and Jounce’s ability to successfully complete the proposed transaction. Jounce cautions investors not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Jounce disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this Schedule 14D-9C represent Jounce’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.

Exhibit No.	Description
99.1	Press release, dated April 3, 2023, issued by the Company.

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